UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 27, 2022
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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This report includes the media release and the slides for the presentation to investors in connection with the 2Q22 results.

Media Release Zurich, July 27, 2022

Ad hoc announcement pursuant to Art. 53 LR
Credit Suisse reports net revenues of CHF 3.6 bn and pre-tax loss of CHF 1.2 bn along with a CET1 ratio of 13.5% in 2Q22

“Our results for the second quarter of 2022 are disappointing, especially in the Investment Bank, and were also impacted by higher litigation provisions and other adjusting items. The bank’s performance was significantly affected by a number of external factors, including geopolitical, macroeconomic and market headwinds. These challenging circumstances led to results which overshadow the strength of our leading client franchises in all four divisions of the bank. The urgency for decisive action is clear and a comprehensive review to strengthen our pivot to the Wealth Management, Swiss Bank and Asset Management businesses, supported by a fundamental transformation of our Investment Bank, is underway. Further, we have now launched a broader cost efficiency and digital transformation program to reduce our absolute cost base to less than CHF 15.5 bn in the medium term.
Today marks a leadership change for Credit Suisse. It has been an absolute privilege and honor to serve Credit Suisse over these past 23 years. It has been my passion since day one to deliver best-in-class service to our clients. As a leader, since joining the Executive Board in 2015, I was focused on delivering results and embracing our values, including partnership, accountability and integrity.”
Thomas Gottstein, Chief Executive Officer of Credit Suisse Group AG

Please refer to the additional media release published on July 27, 2022, concerning the management change and comprehensive strategic review.

Credit Suisse Group results for 2Q22
Reported (CHF mn)	2Q22	1Q22	2Q21	Δ1Q22	Δ2Q21	1H22	1H21	Δ1H21
Net revenues	3,645	4,412	5,103	(17)%	(29)%	8,057	12,677	(36)%
Provision for credit losses	64	(110)	(25)	-	-	(46)	4,369	-
Total operating expenses	4,754	4,950	4,315	(4)%	10%	9,704	8,252	18%
Pre-tax income/(loss)	(1,173)	(428)	813	-	-	(1,601)	56	-
Effective tax rate	(36)%	35%	70%	-	-	(17)%	71%	-
Net income/(loss) attributable to shareholders	(1,593)	(273)	253	-	-	(1,866)	1	-
Return on tangible equity	(15.0)%	(2.6)%	2.6%	-	-	(8.9)%	0.0%	-
Cost/income ratio	130%	112%	85%	-	-	120%	65%	-
Net New Assets (NNA) in CHF bn	(7.7)	7.9	(4.7)	-	-	0.2	23.7	-
Assets under Management (AuM) in CHF bn	1,454	1,555	1,632	-	-	1,454	1,632	-
Adjusted* (CHF mn)	2Q22	1Q22	2Q21	Δ1Q22	Δ2Q21	1H22	1H21	Δ1H21
Net revenues	3,820	4,582	5,226	(17)%	(27)%	8,402	12,656	(34)%
Provision for credit losses	64	45	(95)	-	-	109	(131)	-
Total operating expenses	4,198	4,237	4,008	(1)%	5%	8,435	7,878	7%
Pre-tax income/(loss)	(442)	300	1,313	-	-	(142)	4,909	-

Capital ratios for 2Q22

CET1 ratio vs. 13.7% in 2Q21	CET1 leverage ratio vs. 4.2% in 2Q21	Tier 1 leverage ratio vs. 6.0% in 2Q21

Media Release Zurich, July 27, 2022

Summary of 2Q22 performance
As stated in our Trading Update on June 8, 2022, the second quarter was marked by challenging economic and market conditions. The combination of the current geopolitical situation following Russia’s invasion of Ukraine and significant monetary tightening by major central banks in response to the substantial increase in inflation have resulted in continued heightened market volatility, weak customer flows and ongoing client deleveraging.

Our performance in the Investment Bank (IB) was impacted by significantly lower capital markets issuance activity as well as reduced client activity, partly offset by stronger M&A advisory revenues. The IB’s franchise positioning was not geared towards benefiting from the volatile market conditions and our areas of strength, such as capital markets, were significantly impacted.

Our performance in Wealth Management (WM) was strained due to lower client activity, volumes and recurring revenues. However, WM and Swiss Bank (SB) benefited from the improved rates environment leading to higher net interest income.

In 2Q22 we saw net revenues decrease by 29% year on year, driven by a decline in IB net revenues, down 43%, on a USD basis; a decline in WM net revenues, down 34%; as well as a decline in Asset Management (AM) net revenues, down 25%. We had a net revenue increase in SB, up 3% year on year. Reported net revenues included a valuation loss of CHF 168 mn from our equity investment in Allfunds Group. We had adjusted* net revenues of CHF 3.8 bn, down 27% year on year; these include mark-to-market losses of USD 245 mn in

Leveraged Finance within the IB as a result of less favorable market conditions.

Reported operating expenses of CHF 4.8 bn were up 10% year on year and included major litigation provisions of CHF 434 mn, primarily  relating to developments in a number of previously disclosed legal matters, including a matter concerning compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels. Our adjusted* operating expenses of CHF 4.2 bn were up 5%, primarily driven by incremental investment spend.

We reported a pre-tax loss of CHF 1.2 bn compared to a pre-tax income of CHF 813 mn in 2Q21. Our adjusted* pre-tax loss for 2Q22 was CHF 442 mn, down significantly compared to 2Q21. We reported a net loss attributable to shareholders of CHF 1.6 bn, compared to net income attributable to shareholders of CHF 253 mn in 2Q21.

We had Group net asset outflows of CHF 7.7 bn in 2Q22, compared to net asset outflows of CHF 4.7 bn in 2Q21. Our global wealth management, which includes our WM division and Private Banking Switzerland, had moderate net asset outflows for 2Q22 of CHF 1.8 bn; this was driven primarily by net asset outflows in EMEA and Switzerland partially offset by net inflows across Asia Pacific and Americas. Group AuM for 2Q22, stood at CHF 1.5 trn, down from CHF 1.6 trn at the end of 1Q22.

We maintained a resilient capital base with our CET1 capital ratio at 13.5% as of the end of 2Q22, in line with our guidance. Our CET1 leverage ratio, and our Tier 1 leverage ratio remained flat at 4.3% and 6.1%, respectively, as of the end of 2Q22.

Summary of 1H22 performance
For the first half of 2022 we saw net revenues decrease by 36% year on year, driven by a decline in IB net revenues, down 48%, on a USD basis, and a decline in WM net revenues, down 39%. We also saw a decline in AM net revenues, down 18% year on year, whereas net revenues in SB were up 5% for 1H22. Our reported net revenues of CHF 8.1 bn included real estate gains of CHF 177 mn, partially offset by a valuation loss of CHF 521 mn related to our equity investment in Allfunds Group. We had adjusted* net revenues of CHF 8.4 bn, down 34% year on year. The bank’s performance was impacted by the ongoing macro-economic and geopolitical challenges and market headwinds.

We had reported operating expenses of CHF 9.7 bn, up 18% year on year, primarily driven by litigation provisions of CHF 1.1 bn. Our adjusted* operating expenses were CHF 8.4 bn, up 7%, driven by increased incremental investment spend of CHF 331 mn relating to our Group strategy, as well as increased remediation spend in Risk, Compliance and Infrastructure.

We reported a pre-tax loss of CHF 1.6 bn for 1H22, compared to a pre-tax income of CHF 56 mn for the same period in 2021. Our adjusted* pre-tax loss for the first half of 2022 was CHF 142 mn, which compares to an exceptionally strong adjusted* pre-tax income of CHF 4.9 bn in the first half of 2021.

Our Group NNA for 1H22 was CHF 0.2 bn, compared to CHF 23.7 bn for the same period in 2021.

Media Release Zurich, July 27, 2022

Net revenues for 2Q22 and 2Q21 by region

Switzerland	Switzerland
EMEA	EMEA
Asia Pacific	Asia Pacific
Americas	Americas

Outlook
Our financial results for 1H22 have been significantly affected by the challenging economic and market environment, as well as legacy litigation provisions and losses resulting from the fall in the market value of our investment in Allfunds. The combination of the geopolitical situation following Russia’s invasion of Ukraine and significant monetary tightening by major central banks in response to inflation concerns have continued to result in heightened volatility and client risk aversion so far this year. The Swiss Bank continues to deliver a resilient performance and Wealth Management is benefiting from higher interest rates. In our Investment Bank, Equity Derivatives delivered its best second quarter results in recent history[1], advisory revenues increased and our Securitized Products business delivered a resilient performance, given the more difficult environment. However, the current market environment has had an adverse impact on client activity across both Wealth Management and the Investment Bank. The Investment Bank has been particularly adversely affected by the industry-wide reduction in capital market volumes and by the widening in credit spreads, which have resulted in mark-to-market losses of USD 245 mn in 2Q22 in our Leveraged Finance portfolio, primarily in unfunded loans. Furthermore, the Investment Bank has relatively limited exposure to business areas, such as interest rate trading, which have benefited from the current monetary environment.

We would expect these market conditions to continue for the coming months. In the Investment Bank, while we have a robust pipeline of transactions, these may prove difficult to execute in the current market environment. Trading so far in 3Q22 has been marked by a continued weakness in client activity, exacerbating normal seasonal declines, and we would expect this division to report a further loss this quarter. However, we would expect our Swiss Bank to continue to deliver a resilient performance, notwithstanding the decision by the SNB to increase CHF interest rates. Furthermore, while client activity remains subdued in our Wealth Management businesses and recurring revenues are expected to continue to reflect lower market levels, this division is already benefiting from higher interest rates, particularly related to our USD exposures. We would also expect an improvement in our Asset Management results in the second half of the year.

In this environment, expense discipline is of particular importance and, as has been announced separately, the Board of Directors and the Executive Board, have now launched a broader cost efficiency and digital transformation program to reduce our absolute cost base to less than CHF 15.5 bn in the medium-term. Credit Suisse will provide further details on the progress of the strategic review, including specific performance goals, with its third quarter 2022 results.

With regard to our capital position, we would expect to operate with a CET1 ratio of between 13% and 14% for the balance of 2022 supported by continued discipline around capital usage.

Media Release Zurich, July 27, 2022

Selected Group strategy execution measures and progress
As stated at our Investor Deep Dive in June, we remain firmly focused on the execution of our strategic plan throughout 2022 and on reinforcing our risk culture – crucially, while staying close to our clients.

Addressing our cost base remains a priority. We have announced a broader cost efficiency and digital transformation program to reduce our absolute cost base to less than CHF 15.5 bn in the medium-term. The digital transformation program includes measures such as the simplification of front to back processes, reduction in manual data handling and duplication as well as increase the use of scalable cloud-based infrastructure. The new absolute cost base ambition is net of investment spend that we continue to allocate to our core businesses. Credit Suisse will provide further details on the progress of the strategic review, including specific performance goals, with its third quarter 2022 results.

Over the course of 2Q22 we have achieved the following relating to our Group strategy:

• Achieved USD 3.3 bn of our ambition to release more than USD 3 bn of allocated capital in the IB by year end 2022 ahead of schedule

• Achieved a 7% year on year reduction in our Group credit portfolio, including 15% reduction in our non-investment grade portfolio, an 18% reduction in our Emerging Markets portfolio as well as a more than 70% reduction to our Russia net credit exposure since the end of 2021

• Took CHF 0.4 bn in major litigation provisions in 2Q22; proactive approach to resolving legal cases

• Credit Suisse has further announced that a comprehensive review to strengthen its pivot to Wealth Management, Swiss Bank and Asset Management, supported by a transformation of the Investment Bank, is underway

Media Release Zurich, July 27, 2022

Divisional summaries

Wealth Management (WM)
Adjusted* pre-tax income QoQ in CHF million
2Q22
On an adjusted* basis, WM’s pre-tax income fell to CHF 114 mn, down from CHF 432 mn or 74% year on year due to reduced client activity, lower volumes impacting revenues and higher costs. Adjusted* pre-tax income was adversely impacted by certain asset impairments and non-operational charges, including CHF 17 mn relating to certain third-party assets, mark-to-market losses in APAC Financing of CHF 21 mn, CHF 24 mn relating to the Supply Chain Finance Fund (SCFF) fee waiver program and, impacting expenses, a CHF 38 mn write-off of certain IT-related assets. The reported pre-tax loss for the quarter of CHF 96 mn, mainly reflects a valuation loss on the equity investment in Allfunds Group of CHF 168 mn.

WM had reported net revenues of CHF 1.3 bn, down 34% year on year. Adjusted* net revenues of CHF 1.4 bn were down 7% due to lower recurring commission and fees, down 14%, reflecting lower AuM at broadly stable margins, as well as lower transaction- and performance-based revenues, down 11%, due to more cautious client sentiment adversely impacting brokerage and structured product fees. These were slightly offset by higher net interest income, up 4%, primarily driven by higher deposit income reflecting higher interest rates, especially in USD.

WM had higher adjusted* operating expenses, up 18%, reflecting an impairment of CHF 38 mn related to certain IT assets, higher Group-wide technology, risk, and compliance investments as well as investments in business growth including China.

WM had net asset outflows of CHF 1.4 bn in 2Q22 mainly driven by outflows from EMEA and Switzerland, including client deleveraging, partially offset by inflows from Asia Pacific and Americas. WM recorded AuM of CHF 662 bn, compared to CHF 769 bn in 2Q21 and CHF 707 bn in 1Q22, mainly reflecting unfavorable markets movements and structural effects. Additionally, WM had client business volume of CHF 974 bn, down 16% year on year, and down 6% quarter on quarter, due to the challenging market environment.

1H22
On an adjusted* basis, WM’s pre-tax income fell to CHF 326 mn, down 74% year on year. Adjusted* pre-tax income included negative impacts of CHF 50 mn relating to the SCFF fee waiver program. WM had lower adjusted* net revenues, down 15%, as well as higher adjusted* operating expenses, up 17%.

WM had reported net revenues of CHF 2.4 bn, down 39% year on year. The decline in reported net revenues was driven by a valuation loss of CHF 521 mn on the equity investment in Allfunds Group, compared to a valuation gain of CHF 461 mn in the first half of 2021. Adjusted* net revenues of CHF 3.0 bn were down 15% year on year, due to lower transaction- and performance-based revenues, down 28%, mainly from lower brokerage and product issuing fees and lower Global Trading Solutions (GTS) revenues; lower recurring commission and fees, down 10%, reflecting lower AuM as well as lower net interest income, down 2%.

WM had NNA of CHF 3.4 bn for the half year at annualized growth rate of 1%.

Media Release Zurich, July 27, 2022

Investment Bank (IB)
Adjusted* pre-tax income/loss QoQ in USD million
2Q22
On an adjusted* basis the IB posted a significant pre-tax loss of USD 860 mn, down from a pre-tax income of USD 663 mn in 2Q21, reflecting extremely challenging market conditions, particularly in capital markets. The reported pre-tax loss was USD 1.2 bn. The division’s reported net revenues were USD 1.2 bn for 2Q22, down 43% year on year due to a strong comparable in 2Q21; on an adjusted* basis, net revenues were down 55% year on year. Total reported operating expenses were up 12% and included USD 200 mn of major litigation provisions, mainly in connection with a previously disclosed matter concerning compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels, as well as restructuring costs of USD 63 mn. Adjusted* operating expenses were flat year on year, as reduced revenue-related costs were offset by higher Group-wide technology, risk and compliance costs.

Capital markets revenues decreased 96% year on year, impacted by substantially lower ECM and Leveraged Finance market activity and including mark-to-market losses in Leveraged Finance of USD 245 mn. We saw an increase in Advisory revenues, up 37%, from significant deal closings. Revenues in our Fixed Income Sales & Trading business were down 32%, reflecting lower Emerging Markets trading and financing activity as well as lower securitized products and global credit products revenues. On an adjusted* basis, Equity Sales & Trading revenues declined by 33%[2] mainly driven by the exit of Prime Services[3] that has been largely completed in the quarter. GTS revenues increased year on year due to strong equity derivatives and macro trading activity driven by increased market volatility, partially offset by lower activity in Emerging Markets trading and financing.

We reduced allocated capital by USD 0.8 bn in 2Q22, releasing USD 3.3 bn in aggregate since the end of 2020, achieving ahead of schedule our ambition of more than USD 3 bn capital release by year end 2022.

1H22
On an adjusted* basis the IB recorded a pre-tax loss of USD 915 mn compared to a pre-tax income of USD 3.0 bn in the first half of 2021. This is largely due to significantly lower client activity, particularly in capital markets, compared to a strong first half of 2021, amid challenging markets as well as the cumulative impact of our reduced risk appetite and exit of Prime Services[4].

The division’s reported net revenues were USD 3.2 bn, down 48% year on year, largely driven by significantly lower Capital Markets revenues and lower Fixed Income and Equity Sales & Trading revenues. We had slightly higher Advisory revenues, up 4% year on year. Total reported operating expenses were up 9% year on year; on an adjusted* basis they were up 3%, largely driven by increased Group-wide technology, risk and compliance costs partially offset by lower commissions and revenue-related expenses.

Media Release Zurich, July 27, 2022

Swiss Bank (SB)
Adjusted* pre-tax income QoQ in CHF million

2Q22
SB had good revenues in 2Q22 with increases across all major revenue segments. Provision for credit losses continued at a low level.

SB had an adjusted* pre-tax income of CHF 402 mn, down 10% year on year, with higher revenues outweighed by provision for credit losses and higher operating expenses. Adjusted* operating expenses were up 6%, from increased cash accruals for compensation due to normalized deferral levels, Group-wide technology, risk and compliance costs as well as targeted advertising and marketing campaigns.

SB’s reported net revenues were CHF 1.1 bn, up 3% year on year; adjusted* net revenues were also up 3%. Net interest income increased by 3% year on year driven by higher deposit income; recurring commissions and fees were up 3% mainly driven by improved performance in our investment in Swisscard; and transaction-based revenues were up 2%, due to higher revenues from foreign exchange (FX) transactions.

SB had net asset outflows of CHF 1.6 bn driven primarily by outflows of CHF 1.2 bn by our institutional clients. The division’s AuM as of the end of 2Q22 was CHF 545 bn, down from CHF 588 bn at the end of 2Q21 and compared to CHF 583 bn at the end of 1Q22 primarily due to declining markets. SB had client business volume of CHF 826 bn in 2Q22, down 6% year on year.

1H22
SB had an adjusted* pre-tax income of CHF 787 mn for the first half of 2022, down 9% year on year mainly driven by higher adjusted* operating expenses, up 5% due to higher Group-wide technology, risk and compliance costs as well as increased cash accruals for compensation due to normalized deferral levels. SB’s reported net revenues were CHF 2.2 bn for the first half of 2022, up 5% year on year, these included real estate gains of CHF 97 mn. Adjusted* net revenues were stable, up 1%, driven by higher recurring commission and fees, up 5%, with stable net interest income and stable transaction-based revenues, down 1%.

SB had NNA of CHF 4.4 bn for the first half of 2022, driven by our institutional clients.

Media Release Zurich, July 27, 2022

Asset Management (AM)
Adjusted* pre-tax income QoQ in CHF million
2Q22
AM had an adjusted* pre-tax income of CHF 31 mn for 2Q22, down 75% year on year, driven by lower adjusted* net revenue, down 25%, partially offset by slightly lower adjusted* operating expenses, down 5%. Lower pre-tax income reflects declining market levels, reduced client risk appetite and declining activity levels. Adjusted* operating expenses were down due to the release of certain expense provisions related to the SCFF matter, partially offset by higher Group-wide technology, risk and compliance costs as well as higher deferred compensation expenses.

AM’s reported net revenues were down 25% year on year at CHF 311 mn. The decrease in revenues was mainly due to lower performance, transaction and placement revenues, down 94% year on year, reflecting investment related losses, declining performance fees and reduced placement fees. Net revenues also reflected reduced recurring management fees, down 9%, resulting from lower average AuM and increased investor bias towards passive products. Finally, investment and partnership income was also down 9% year on year primarily due to lower equity participation income, partially offset by increased investment related gains related to a single investment.

AM had net asset outflows of CHF 6.1 bn for the quarter across both traditional and alternative investments, partly offset by inflows from investments and partnerships. AM had AuM of CHF 427 bn at the end of 2Q22, down 9% year on year or CHF 44 bn, of which CHF 41 bn is due to market and FX-related movements.

1H22
AM had adjusted* pre-tax income of CHF 82 mn for the first half of 2022, down 68% year on year due to lower adjusted* net revenues, down 18%, coupled with higher adjusted* operating expenses, up 4%.

AM’s reported net revenues were down 18% year on year at CHF 672 mn. The decrease in revenues were driven by lower performance, transaction and placement revenues, down 70%, primarily due to investment related losses, reduced performance fees and declining placement fees, as well as lower recurring management fees, down 6%. These declines were partially offset by higher investment & partnership revenues, up 11% year on year.

AM had net asset outflows of CHF 6.7 bn in the first half of 2022, down compared to NNA of CHF 11.6 bn in the same period in 2021.

Media Release Zurich, July 27, 2022

Progress on our sustainability ambitions and strategy

Credit Suisse continued to focus on its sustainability strategy, driving activity across divisions and functions in 2Q22. The bank continues to emphasize the importance of sustainability as a core element of its value proposition for its clients, shareholders, employees and society.

Summary of recent sustainability-related activity:

• 2Q22 Sustainable AuM of CHF 134 bn5, up from CHF 133 bn in 2Q21, resulting in a penetration of 9.2% of total AuM as of June 30, 2022

• Number of Wealth Management ESG funds[6] at 162 as of the end of 2Q22 compared to 138 at the end of 2Q21

• Hosted the 9th annual Credit Suisse Conservation Finance conference on May 12, 2022, focusing on the ‘Super Year for Nature’, highlighting the importance of nature and conservation finance in 2022

• Hosted the 6th annual Global Women’s Financial Forum on June 28-29, 2022, with a diverse line up of thought leaders covering critical topics such as geopolitics or sustainability across industries
• Published the Credit Suisse Nuclear Energy Report 2022 on July 14, 2022, which considers the efficiency and environmental merits, challenges, and political discord around nuclear technology

Media Release Zurich, July 27, 2022

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

The Earnings Release and Presentation for 2Q22 and 1H22 are available to download from 06:45 CEST today at:
www.credit-suisse.com/results

Presentation of 2Q22 results
Wednesday, July 27, 2022

Event	Analyst Call	Media Call
Time	08:15 CEST (Zurich) 07:15 BST (London) 02:15 EDT (New York)	10:30 CEST (Zurich) 09:30 BST (London) 04:30 EDT (New York)
Language	English	English
Access
Switzerland +41 (0) 58 310 51 26
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USA +1 631 232 7997

Reference:
Credit Suisse Analysts and Investors Call

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Switzerland +41 (0) 58 310 51 26
UK +44 (0) 121 281 8012
USA +1 631 232 7997

Reference:
Credit Suisse Media Call

Conference ID:
20220429

Please dial in 10 minutes before the start
of the call. When dialing in please enter
the Passcode/Conference ID and leave
your first, last name and company name
after the tone. You will be joined
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Webcast link here.

Q&A Session	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions
Playback	Replay available at the webcast link.	Replay available at the webcast link.

Media Release Zurich, July 27, 2022

Abbreviations
AM – Asset Management; APAC – Asia Pacific; AuM – assets under management; bn – billion; CET1 – common equity tier 1; CHF – Swiss francs; ECM – Equity Capital Markets; EMEA – Europe, Middle East and Africa; ESG – Environmental, Social and Governance; FINMA – Swiss Financial Market Supervisory Authority FINMA; FX – Foreign Exchange; GAAP – Generally accepted accounting principles; GTS – Global Trading Solutions; IB – Investment Bank; IT – Information Technology; mn – million; M&A – Mergers & Acquisitions; NNA – net new assets; QoQ – Quarter on Quarter; RWA – risk weighted assets; SB – Swiss Bank; SCFF – Supply Chain Finance Funds; SEC – US Securities and Exchange Commission; trn – trillion; (U)HNW – (Ultra) high-net-worth; UK – United Kingdom; US – United States; USD – US dollar; WM – Wealth Management

Important information
This document contains select information from the full 2Q22 Earnings Release and 2Q22 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 2Q22 Earnings Release and 2Q22 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 2Q22 Earnings Release and 2Q22 Results Presentation slides are not incorporated by reference into this document.

Credit Suisse has not finalized its 2Q22 Financial Report and Credit Suisse’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this document is subject to completion of quarter-end procedures, which may result in changes to that information.

This document contains certain unaudited interim financial information for the third quarter of 2022. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the third quarter of 2022 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the third quarter of 2022. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the third quarter of 2022 will be included in our 3Q22 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of or the full third quarter of 2022.

Our ambition to release over USD 3 billion of capital from the Investment Bank over 2021-2022 and our ambition to invest approximately CHF 3 billion of capital in Wealth Management over 2021-2024 is based on an average of 13.5% risk-weighted assets and 4.25% leverage exposure.

Our absolute cost base ambition is measured using adjusted operating expenses at constant 2021 FX rates.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, goals, commitments and aspirations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from Russia’s invasion of Ukraine, political uncertainty, changes in tax policies, scientific or technological developments, evolving sustainability strategies, changes in the nature or scope of our operations, changes in carbon markets, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, goals, commitments, aspirations or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute good faith judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. Adjusted return on tangible equity excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. For end 2Q22, tangible shareholders’ equity excluded goodwill of CHF 2,974 million and other intangible assets of CHF 340 million from total shareholders’ equity of CHF 45,842 million as presented in our balance sheet. For end 1Q22, tangible shareholders’ equity excluded goodwill of CHF 2,931 million and other intangible assets of CHF 307 million from total shareholders’ equity of CHF 44,442 million as presented in our balance sheet. For end 2Q21, tangible shareholders’ equity excluded goodwill of CHF 4,588 million and other intangible assets of CHF 245 million from total shareholders’ equity of CHF 43,580 million as presented in our balance sheet.

Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.

The Group’s economic profit is a non-GAAP financial measure, calculated using income/(loss) before tax applying a 25% tax rate less a capital charge. The capital charge is calculated based on the sum of (i) a cost of capital applied to the average regulatory capital of each of the four divisions; and (ii) a 10% cost of capital applied to the residual of the Group’s average tangible equity less the sum of the regulatory capital of the four divisions. The applied cost of capital for the divisions is 8% for Wealth Management, the Swiss Bank and Asset Management and 12% for the Investment Bank. Adjusted economic profit excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.

Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Media Release Zurich, July 27, 2022

Unless otherwise noted, all CET1 ratio, CET1 leverage ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure.

Client business volume includes assets under management, custody assets (including assets under custody and commercial assets) and net loans.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

In various tables, use of “–” indicates not meaningful or not applicable.

The English language version of this document is the controlling version.

* Refers to results excluding certain items included in our reported results. These are non-GAAP financial measures. For a reconciliation to the most directly comparable US GAAP measures, see the Appendix of this Media Release

[1] Best 2Q result for Equity Derivatives since 2Q16
[2] Excludes Archegos loss of USD 542 mn from Equity Sales & Trading revenues in 2Q21
[3] With the exception of Index Access and APAC Delta One
[4] With the exception of Index Access and APAC Delta One

[5] Refers to Credit Suisse’s assets managed according to the Credit Suisse Sustainable Investment Framework (Sustainable AuM). This includes only AuM balances from managed solutions that to date have been mapped to a sustainability rating of 2 and higher, based on the Framework scale (0-5). The movement vs. 2Q21 reflects a combination of onboarding of new sustainable funds, net sales and further product classifications, partially offset by market and FX movements
[6] Includes funds of our Wealth Management Lead Offering that as of June 30, 2022 have been mapped to a sustainability rating of 2 and higher, based on our internal Sustainable Investment Framework scale (0-5)

Appendix
Appendix
Key metrics
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Credit Suisse Group results (CHF million)
Net revenues	3,645	4,412	5,103	(17)	(29)	8,057	12,677	(36)
Provision for credit losses	64	(110)	(25)	–	–	(46)	4,369	–
Compensation and benefits	2,392	2,458	2,356	(3)	2	4,850	4,563	6
General and administrative expenses	2,005	2,148	1,589	(7)	26	4,153	2,965	40
Commission expenses	254	298	325	(15)	(22)	552	654	(16)
Restructuring expenses	80	46	45	74	78	126	70	80
Total other operating expenses	2,362	2,492	1,959	(5)	21	4,854	3,689	32
Total operating expenses	4,754	4,950	4,315	(4)	10	9,704	8,252	18
Income/(loss) before taxes	(1,173)	(428)	813	174	–	(1,601)	56	–
Net income/(loss) attributable to shareholders	(1,593)	(273)	253	484	–	(1,866)	1	–
Balance sheet statistics (CHF million)
Total assets	727,365	739,554	810,952	(2)	(10)	727,365	810,952	(10)
Risk-weighted assets	274,442	273,043	283,611	1	(3)	274,442	283,611	(3)
Leverage exposure	862,737	878,023	931,041	(2)	(7)	862,737	931,041	(7)
Assets under management and net new assets (CHF billion)
Assets under management	1,453.9	1,554.9	1,632.0	(6.5)	(10.9)	1,453.9	1,632.0	(10.9)
Net new assets	(7.7)	7.9	(4.7)	–	63.8	0.2	23.7	(99.2)
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	13.5	13.8	13.7	–	–	13.5	13.7	–
CET1 leverage ratio	4.3	4.3	4.2	–	–	4.3	4.2	–
Tier 1 leverage ratio	6.1	6.1	5.9	–	–	6.1	5.9	–

Appendix
Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.
Reconciliation of adjustment items
	Group
in	2Q22	1Q22	2Q21	6M22	6M21
Results (CHF million)
Net revenues	3,645	4,412	5,103	8,057	12,677
Real estate (gains)/losses	(13)	(164)	(4)	(177)	(4)
(Gains)/losses on business sales	1	3	0	4	0
Major litigation recovery	0	0	(49)	0	(49)
(Gain)/loss on equity investment in Allfunds Group	168	353	(317)	521	(461)
(Gain)/loss on equity investment in SIX Group AG	19	(5)	0	14	0
Archegos	0	(17)	493	(17)	493
Adjusted net revenues	3,820	4,582	5,226	8,402	12,656
Provision for credit losses	64	(110)	(25)	(46)	4,369
Archegos	0	155	(70)	155	(4,500)
Adjusted provision for credit losses	64	45	(95)	109	(131)
Total operating expenses	4,754	4,950	4,315	9,704	8,252
Goodwill impairment	(23)	0	0	(23)	0
Restructuring expenses	(80)	(46)	(45)	(126)	(70)
Major litigation provisions	(434)	(653)	(208)	(1,087)	(212)
Expenses related to real estate disposals	(6)	(3)	(4)	(9)	(42)
Expenses related to equity investment in Allfunds Group	0	0	(19)	0	(19)
Archegos	(13)	(11)	(31)	(24)	(31)
Adjusted total operating expenses	4,198	4,237	4,008	8,435	7,878
Income/(loss) before taxes	(1,173)	(428)	813	(1,601)	56
Adjusted income/(loss) before taxes	(442)	300	1,313	(142)	4,909
Adjusted economic profit	(1,383)	(786)	(52)	(2,169)	1,674
Adjusted return on tangible equity (%)	(8.1)	4.3	6.6	(2.0)	20.0

Appendix
Wealth Management
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Results (CHF million)
Net revenues	1,266	1,177	1,913	8	(34)	2,443	3,998	(39)
Provision for credit losses	(11)	24	(24)	–	(54)	13	(11)	–
Total operating expenses	1,373	1,510	1,167	(9)	18	2,883	2,261	28
Income/(loss) before taxes	(96)	(357)	770	(73)	–	(453)	1,748	–
Metrics
Economic profit (CHF million)	(254)	(448)	383	(43)	–	(702)	927	–
Cost/income ratio (%)	108.5	128.3	61.0	–	–	118.0	56.6	–
Assets under management (CHF billion)	661.5	707.0	769.4	(6.4)	(14.0)	661.5	769.4	(14.0)
Net new assets (CHF billion)	(1.4)	4.8	(6.5)	–	–	3.4	8.0	–
Gross margin (annualized) (bp)	73	65	101	–	–	69	108	–
Net margin (annualized) (bp)	(6)	(20)	41	–	–	(13)	47	–
Reconciliation of adjustment items
	Wealth Management
in	2Q22	1Q22		2Q21	6M22	6M21
Results (CHF million)
Net revenues	1,266	1,177		1,913	2,443	3,998
Real estate (gains)/losses	0	(25)	[1]	0	(25)	0
(Gains)/losses on business sales	1	3		0	4	0
Major litigation recovery	0	0		(49)	0	(49)
(Gain)/loss on equity investment in Allfunds Group	168	353		(317)	521	(461)
(Gain)/loss on equity investment in SIX Group AG	9	(2)		0	7	0
Adjusted net revenues	1,444	1,506		1,547	2,950	3,488
Provision for credit losses	(11)	24		(24)	13	(11)
Total operating expenses	1,373	1,510		1,167	2,883	2,261
Restructuring expenses	(15)	(10)		(9)	(25)	(12)
Major litigation provisions	(16)	(230)		0	(246)	11
Expenses related to real estate disposals	(1)	0		0	(1)	(4)
Expenses related to equity investment in Allfunds Group	0	0		(19)	0	(19)
Adjusted total operating expenses	1,341	1,270		1,139	2,611	2,237
Income/(loss) before taxes	(96)	(357)		770	(453)	1,748
Adjusted income before taxes	114	212		432	326	1,262
Adjusted economic profit	(97)	(21)		130	(118)	563
Adjusted return on regulatory capital (%)	3.8	7.1		13.4	5.4	19.9
1 Of which CHF 20 million is reflected in other revenues and CHF 5 million is reflected in transaction- and performance-based revenues.

Appendix
Investment Bank
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Results (CHF million)
Net revenues	1,109	1,938	1,844	(43)	(40)	3,047	5,728	(47)
Provision for credit losses	55	(156)	19	–	189	(101)	4,384	–
Total operating expenses	2,170	1,970	1,841	10	18	4,140	3,670	13
Income/(loss) before taxes	(1,116)	124	(16)	–	–	(992)	(2,326)	(57)
Metrics
Economic profit (CHF million)	(1,220)	(297)	(467)	311	161	(1,517)	(2,661)	(43)
Cost/income ratio (%)	195.7	101.7	99.8	–	–	135.9	64.1	–
Results (USD million)
Net revenues	1,150	2,096	2,017	(45)	(43)	3,246	6,280	(48)
Provision for credit losses	57	(169)	21	–	171	(112)	4,656	–
Total operating expenses	2,258	2,131	2,018	6	12	4,389	4,033	9
Income/(loss) before taxes	(1,165)	134	(22)	–	–	(1,031)	(2,409)	(57)
Net revenue detail
in / end of	2Q22	1Q22	2Q21	6M22	6M21
Net revenue detail (USD million)
Fixed income sales and trading	622	802	916	1,424	2,532
Equity sales and trading	342	545	(33)	887	997
Capital markets	38	466	1,000	504	2,361
Advisory and other fees	190	221	139	411	396
Other revenues	(42)	62	(5)	20	(6)
Net revenues	1,150	2,096	2,017	3,246	6,280

Appendix
Reconciliation of adjustment items
	Investment Bank
in	2Q22	1Q22	2Q21	6M22	6M21
Results (CHF million)
Net revenues	1,109	1,938	1,844	3,047	5,728
Real estate (gains)/losses	0	(53)	0	(53)	0
Archegos	0	(17)	493	(17)	493
Adjusted net revenues	1,109	1,868	2,337	2,977	6,221
Provision for credit losses	55	(156)	19	(101)	4,384
Archegos	0	155	(70)	155	(4,500)
Adjusted provision for credit losses	55	(1)	(51)	54	(116)
Total operating expenses	2,170	1,970	1,841	4,140	3,670
Goodwill impairment	(23)	0	0	(23)	0
Restructuring expenses	(60)	(36)	(29)	(96)	(46)
Major litigation provisions	(191)	0	0	(191)	0
Expenses related to real estate disposals	(5)	(3)	0	(8)	(33)
Archegos	(13)	(11)	(31)	(24)	(31)
Adjusted total operating expenses	1,878	1,920	1,781	3,798	3,560
Income/(loss) before taxes	(1,116)	124	(16)	(992)	(2,326)
Adjusted income/(loss) before taxes	(824)	(51)	607	(875)	2,777
Adjusted economic profit	(1,001)	(428)	1	(1,429)	1,166
Adjusted return on regulatory capital (%)	(19.0)	(1.2)	12.3	(9.9)	27.9
Reconciliation of adjustment items
	Investment Bank
in	2Q22	1Q22	2Q21	6M22	6M21
Results (USD million)
Net revenues	1,150	2,096	2,017	3,246	6,280
Real estate (gains)/losses	0	(57)	0	(57)	0
Archegos	0	(19)	542	(19)	542
Adjusted net revenues	1,150	2,020	2,559	3,170	6,822
Provision for credit losses	57	(169)	21	(112)	4,656
Archegos	0	167	(77)	167	(4,784)
Adjusted provision for credit losses	57	(2)	(56)	55	(128)
Total operating expenses	2,258	2,131	2,018	4,389	4,033
Goodwill impairment	(24)	–	–	(24)	–
Restructuring expenses	(63)	(39)	(32)	(102)	(51)
Major litigation provisions	(200)	0	0	(200)	0
Expenses related to real estate disposals	(4)	(3)	0	(7)	(35)
Archegos	(14)	(12)	(34)	(26)	(34)
Adjusted total operating expenses	1,953	2,077	1,952	4,030	3,913
Income/(loss) before taxes	(1,165)	134	(22)	(1,031)	(2,409)
Adjusted income/(loss) before taxes	(860)	(55)	663	(915)	3,037
Adjusted economic profit	(1,053)	(466)	11	(1,519)	1,285
Adjusted return on regulatory capital (%)	(19.0)	(1.2)	12.3	(9.9)	27.9

Appendix
Swiss Bank
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Results (CHF million)
Net revenues	1,050	1,109	1,023	(5)	3	2,159	2,054	5
Provision for credit losses	18	23	(21)	(22)	–	41	5	–
Total operating expenses	630	615	599	2	5	1,245	1,192	4
Income before taxes	402	471	445	(15)	(10)	873	857	2
Metrics
Economic profit (CHF million)	101	154	129	(34)	(22)	255	234	9
Cost/income ratio (%)	60.0	55.5	58.6	–	–	57.7	58.0	–
Assets under management (CHF billion)	544.5	582.5	588.2	(6.5)	(7.4)	544.5	588.2	(7.4)
Net new assets (CHF billion)	(1.6)	6.0	0.7	–	–	4.4	4.5	–
Gross margin (annualized) (bp)	74	75	71	–	–	75	72	–
Net margin (annualized) (bp)	28	32	31	–	–	30	30	–
Reconciliation of adjustment items
	Swiss Bank
in	2Q22	1Q22	2Q21	6M22	6M21
Results (CHF million)
Net revenues	1,050	1,109	1,023	2,159	2,054
Real estate (gains)/losses	(13)	(84)	(4)	(97)	(4)
(Gain)/loss on equity investment in SIX Group AG	10	(3)	0	7	0
Adjusted net revenues	1,047	1,022	1,019	2,069	2,050
Provision for credit losses	18	23	(21)	41	5
Total operating expenses	630	615	599	1,245	1,192
Restructuring expenses	(3)	(1)	(3)	(4)	(10)
Expenses related to real estate disposals	–	–	(4)	–	(4)
Adjusted total operating expenses	627	614	592	1,241	1,178
Income before taxes	402	471	445	873	857
Adjusted income before taxes	402	385	448	787	867
Adjusted economic profit	101	90	130	191	241
Adjusted return on regulatory capital (%)	12.0	11.6	13.1	11.8	12.8

Appendix
Asset Management
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Results (CHF million)
Net revenues	311	361	417	(14)	(25)	672	817	(18)
Provision for credit losses	2	0	1	–	100	2	1	100
Total operating expenses	279	308	296	(9)	(6)	587	565	4
Income before taxes	30	53	120	(43)	(75)	83	251	(67)
Metrics
Economic profit (CHF million)	9	28	74	(68)	(88)	37	158	(77)
Cost/income ratio (%)	89.7	85.3	71.0	–	–	87.4	69.2	–
Reconciliation of adjustment items
	Asset Management
in	2Q22	1Q22	2Q21	6M22	6M21
Results (CHF million)
Net revenues	311	361	417	672	817
Real estate (gains)/losses	0	(2)	0	(2)	0
Adjusted net revenues	311	359	417	670	817
Provision for credit losses	2	0	1	2	1
Total operating expenses	279	308	296	587	565
Restructuring expenses	(1)	0	(2)	(1)	(3)
Expenses related to real estate disposals	0	0	0	0	(1)
Adjusted total operating expenses	278	308	294	586	561
Income before taxes	30	53	120	83	251
Adjusted income before taxes	31	51	122	82	255
Adjusted economic profit	10	27	76	37	162
Adjusted return on regulatory capital (%)	14.6	25.3	49.1	19.8	52.1

Appendix
Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

 2Q22 Results  Analyst and Investor Call  Thomas Gottstein Chief Executive OfficerDavid Mathers Chief Financial OfficerJuly 27, 2022

 Disclaimer (1/2)  2  Credit Suisse has not finalized its 2Q22 Financial Report and Credit Suisse’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this document is subject to completion of quarter-end procedures, which may result in changes to that information.This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment. Please also refer to our 2Q22 Earnings Release for additional information.Cautionary statement regarding forward-looking statements This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and in the “Cautionary statement regarding forward-looking information" in our 2Q22 Earnings Release published on July 27, 2022 and submitted to the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, goals, commitments and aspirations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from Russia’s invasion of Ukraine, political uncertainty, changes in tax policies, scientific or technological developments, evolving sustainability strategies, changes in the nature or scope of our operations, changes in carbon markets, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, goals, commitments, aspirations or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute good faith judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.Statement regarding non-GAAP financial measuresThis document contains non-GAAP financial measures, including results excluding certain items included in our reported resultsas well as return on regulatory capital and return on tangible equity (which is based on tangible shareholders’ equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix as well as in the 2Q22 Earnings Release, which is available on our website at www.credit-suisse.com. Our estimates, ambitions, objectives, aspirations and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives, aspirations and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

# Disclaimer (2/2)

**Statement regarding capital, liquidity and leverage**
Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure.

**Sources**
Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

3

CREDIT SUISSE

# 2Q22 key messages

## Financials

**CHF (0.4) bn**
adjusted pre-tax loss driven by USD (0.9) bn adjusted pre-tax loss in the Investment Bank

**CHF (1.2) bn**
reported pre-tax loss including CHF (0.4) bn of major litigation provisions, CHF (0.2) bn of Allfunds-related losses and CHF (0.1) bn of restructuring charges

**13.5% CET1 ratio**
4.3% CET1 leverage ratio;
6.1% Tier 1 leverage ratio

**Achieved**
USD >3 bn IB allocated capital reduction ambition

## Strategy

**Strategic pivot**
Ongoing strategic review to further materially pivot to Wealth Management, Swiss Bank and Asset Management

Transformation of our Investment Bank towards a less complex, capital-light, advisory-led and connected model

**Comprehensive Group cost efficiency program**
targeting absolute cost base of CHF <15.5 bn[1] in the medium-term supported by broader cost efficiency and digital transformation plan

**Third-party capital**
Evaluating strategic options for our market leading Securitized Products business to attract third-party capital

## Risk, Litigation and Regulatory remediation

**Risk reduction**
7% YoY reduction in Group credit portfolio, including 15% reduction in NIG portfolio and 18% reduction in EM portfolio;
>70% reduction of Russia net credit exposure since end of 2021

**Proactive approach**
to resolving legal cases;
major litigation provisions of CHF (0.2) bn for SEC/CFTC communications recordkeeping matter and CHF (0.2) bn for previously disclosed legacy matters

**Regulatory remediation**
Continued progress on regulatory remediation supported by the Strategic Regulatory Remediation Committee set up to oversee delivery on our regulatory programs

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Measured using adjusted operating expenses at constant 2021 FX rates

4

CREDIT SUISSE

 Group 1H22 performance adversely impacted by challenging market conditions, especially affecting the IB, major litigation provisions and Allfunds  5  1H22 adjusted/reported pre-tax income analysisin CHF mn  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Includes restructuring expenses of CHF 80 mn, goodwill impairment of CHF 23 mn, revaluation losses related to our investment in SIX of CHF 19 mn, loss related to Archegos of CHF 13 mn, real estate gains of CHF 13 mn, expenses related to real estate disposals of CHF 6 mn and loss on business sales of CHF 1 mn 2 Includes real estate gains of CHF 177 mn, Archegos release of CHF 148 mn, restructuring expenses of CHF 126 mn, goodwill impairment of CHF 23 mn, revaluation losses related to our investment in SIX of CHF 14 mn, expenses related to real estate disposals of CHF 9 mn and loss on business sales of CHF 4 mn  Adjusted PTI  Adjustments  2

# Significant markets impact on our Investment Bank and Wealth Management while Swiss Bank remained resilient

## Adjusted PTI



2Q21
1Q22
2Q22
WM
in CHF mn
432
o/w Russia (99)
o/w AFG[1] (34)
o/w SCFF fee waiver (27)
212
o/w Asset impairments (55)[2]
o/w SCFF fee waiver (24)
o/w AFG[1] (21)
114
IB
in USD mn
663
o/w Russia (101)
(55)
o/w LevFin MtM (245)
(860)
SB
in CHF mn
448
385
402
AM
in CHF mn
122
51
31
CC
in CHF mn
(296)
(297)
(165)

## 2Q22 commentary

**WM**
- Improving NII from higher rates offset by lower recurring fees and transaction-based revenues
- Continued investments in relationship managers, Group-wide technology, risk and compliance and in business growth including China resulting in 18% higher operating expenses
- Net inflows in APAC and Americas offset by outflows in EMEA and Switzerland; 1H22 NNA of CHF 3.4 bn (including CHF 1.9 bn of Russia-related outflows)

**IB**
- Capital Markets revenues impacted by substantially lower ECM, Leveraged Finance market activity and Leveraged Finance mark-to-market losses
- Higher Advisory revenues and strong Equity Derivatives and Macro trading

**SB**
- Net revenues up 3% across all major revenue lines, offset by normalized provisions for credit losses and higher operating expenses from increased deferred compensation, investments and marketing expenses; RoRC† at 12%

**AM**
- PTI adversely impacted by a challenging market environment, partially offset by lower operating expenses reflecting the release of certain expense provisions related to the SCFF matter
- Net asset outflows across both traditional and alternative investments, partially offset by inflows from investments and partnerships

**CC**
- Pre-tax losses decreased mostly due to lower operating expenses, notwithstanding volatile interest rate environment

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Includes MtM losses in APAC Financing 2 Includes CHF (38) mn write-off of certain IT-related assets and CHF (17) mn impairments relating to certain third-party assets

6

CREDIT SUISSE

# IB Deep Dive: performance impacted by our franchise positioning

Credit Suisse IB weighting (increasing from Macro to IBCM)

| Investment banking products | Our competitive strength | Market drivers | Market performance | Our 2Q22 performance |
|---|---|---|---|---|
| IBCM | ▪ Top 5 Global LevFin[1]<br>▪ Top 6 Global ECM[1] | Capital market[6] revenue pools in USD bn (chart 1); ECM ~(80)%[7], Lev Fin ~(70)%[7] | Down | ▪ Advisory fees +37% vs. Street (28)%<br>▪ Involved in 5 of the top 6 IBCM fee events[10]<br>▪ ECM down in line with Street<br>▪ LFCM MtM of USD (245) mn |
| Credit | ▪ #1 in US Securitizations[2]<br>▪ #1 in US RMBS[3] | Credit spreads in bps[9] (chart 2) | Down | ▪ Lower Securitized Products vs. a strong prior year<br>▪ Robust SP Financing pipeline |
| Equities | ▪ Top 5 ranked[4] Structured Equity Derivatives<br>▪ #6 rank in Cash Equities[5] | Equity market volatility[9] (chart 3) | Up | ▪ Best 2Q Equity Derivatives results in recent history[11]<br>▪ Adjusted revenues impacted by Prime exit |
| Macro | ▪ Tailored solutions including eFX platform | Rates and FX volatility[9] (chart 4) | Up | ▪ Strong Macro performance offset by lower EM trading |



Capital market[6] revenue pools in USD bn
ECM
LevFin
DCM
37 37 30 28 37 33 32 45 59 24
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22[8]
ECM ~(80)%[7]
Lev Fin ~(70)%[7]



Credit spreads in bps[9]
HY spreads
IG spreads (rhs)
1000 800 600 400 200 0
200 150 100 50 0
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22



Equity market volatility[9]
100 80 60 40 20 0
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22



Rates and FX volatility[9]
Rates volatility
FX volatility (rhs)
200 150 100 50 0
20 15 10 5 0
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Dealogic 1H22 2 Thomson Reuters 2017-21 3 Thomson Reuters 1H22 4 Coalition Greenwich Competitor Analytics, FY21 5 Based on Third Party Competitive Analysis as of 1Q22 6 Including ECM, Leverage Finance, DCM revenue pools from Dealogic 7 Reflecting 2Q22 YoY performance of fee pool 8 Annualized figures based on YTD data as of 30th June 2022 9 Bloomberg 10 Dealogic (Global) as of 1H22 11 Since 2Q16

7

CREDIT SUISSE

# WM Deep Dive: performance impacted by challenging market conditions; net interest income geared to higher rates

**Wealth Management & Private Banking Switzerland**
in CHF trn



Net loans
0.2
Custody assets
0.2
Assets under Management
0.8

## Our competitive strength

**Top 2 Global Wealth Manager**[1] outside of US with strong brand and heritage

WM and PB Switzerland
**CHF 1.2 trn** CBV
**CHF 0.8 trn** AuM

~60% exposure to higher growth markets[2]
~55% of revenues from UHNW clients

## Market drivers



Yield curves3
4%
3%
2%
1%
-
(1)%
~200 bps
~110 bps
1Y
2Y
3Y
5Y
7Y
10Y
20Y
30Y
USD (Jun-22)
USD (Dec-21)
CHF (Jun-22)
CHF (Dec-21)



Equity markets4 rebased to 100
US
EU
CH
110
100
90
80
Jun-21
Oct-21
Feb-22
Jun-22



US Investors with "Bearish" sentiment5
25%
45%
26%
39%
46%
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22

## Our 2Q22 performance

NII +4% YoY and +9% QoQ on higher rates

Higher interest rates expected to add CHF ~0.8 bn to WM NII by 2024 vs. 2021

Recurring commissions and fees (14)% YoY and (3)% QoQ reflecting lower AuM

Transaction-based revenues (11)% YoY and (17)% QoQ on risk averse client sentiment

**~3,000** RMs (WM and PB Switzerland) with +70 new RMs in 1H22, notably in APAC, Switzerland and EMEA

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 McKinsey Wealth Pools, 2021; Market share based on markets (client domiciles, onshore / offshore) and client segments Credit Suisse is active in 2 Higher growth markets include APAC region and Emerging Markets; % based on CBV 3 Bloomberg, as of June 30, 2022 4 Bloomberg: S&P 500 index for US, Stoxx Europe 600 Index for EU and SMI for CH
5 Based on "American Association of Individual Investor" survey; 2022 results based on YTD figures as of July 2022

8

CREDIT SUISSE

# We have leading franchises

| Wealth Management | Investment Bank | Swiss Bank | Asset Management |
|---|---|---|---|
| Top 2 Global Wealth Manager[1] outside of US with strong brand and heritage | Leading franchises and strong connectivity with Wealth Management and Swiss Bank | Leading universal bank in Switzerland | Multi-specialist Asset Manager of choice for institutional, Wealth Management and 3rd party wholesale clients |
| CHF 1.2 trn CBV<br>CHF 0.8 trn AuM<br>(WM and PB Switzerland) | IBCM involved in<br>5 of the top 6 fee events[5] | CHF 0.8 trn CBV | CHF 0.4 trn AuM |
| ➢ ~60% exposure to higher growth markets[2]; ~55% of revenues from UHNW clients<br>**Selected awards 2022**<br>➢ Best Wealth Manager for Clients USD >250 mn in Switzerland[3]<br>➢ Best for Family Office in Asia[4]<br>➢ Best Wealth Manager in Middle East[4] | ➢ #1 in US Securitizations over the past 5 years[6]<br>➢ Best 2Q Equity Derivatives results in recent history[7]<br>➢ #6 rank in Cash Equities[8]<br>➢ Advisory fees +37% YoY in 2Q22 | ➢ #1 Institutional Banking[9]<br>➢ Top 2 Corporate Banking[10]<br>➢ #1 Investment Banking[11]<br>➢ >150k[12] CSX clients | ➢ Leading US and European CLO manager[13]<br>➢ Leading Real Estate manager in Switzerland[14]<br>➢ Leading Index Fund provider in Switzerland and top 3 in Europe[15]<br>➢ Partner to one of the largest and most successful AM JV, ICBCCS, in China[16] |

**Leading APAC franchise ~20% of Group revenues**

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 McKinsey Wealth Pools, 2021; Market share based on markets (client domiciles, onshore / offshore) and client segments Credit Suisse is active in 2 Higher growth markets include APAC region and Emerging Markets; % based on CBV 3 Euromoney 4 Asiamoney 5 Dealogic (Global) as of 1H22 6 Thomson Reuters 2017-21 7 Since 2016 8 Based on Third Party Competitive Analysis as of 1Q22 9 BCG 2021 10 BCG and McKinsey 2021 11 Dealogic as of June 1, 2022 12 Includes transfer of existing Bonviva clients to the CSX solutions 13 Based on principal liabilities as of June 30, 2022 from CreditFlux 14 Based on CS analysis of Datastream disclosures as of March 31, 2022 15 Based on Morningstar as of May 31, 2022 16 Based on AuM according to IPE Top 500 Asset Managers 2022

9

CREDIT SUISSE

# Over the last 7 years, we have strengthened our balance sheet and capital ratios

| | 2015 | 2020 | 2Q22 |
|---|---|---|---|
| CET1 ratio | 11.4% | 12.9% | 13.5% |
| CET1 leverage ratio | 3.3% | 3.8%[3] | 4.3% |
| Tier 1 leverage ratio | 4.5% | 5.5%[3] | 6.1% |
| High Quality Liquid Assets[1] in CHF bn | 175 | 204 | ~235 |
| IB leverage exposure in USD bn | 536[2] | 440 | 349 |
| WM, SB and AM vs. IB allocated capital | 0.5x[2] | 1.4x | 1.6x |

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view. Weighted value calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates 2 IB includes GM, IBCM, APAC Markets and SRU ex WM-related LE before restatement 3 Leverage Exposure without the temporary exclusion of central bank reserves of CHF 110,677 mn permitted by FINMA in 2020

10

CREDIT SUISSE

# Digital Transformation expected to drive fundamental change across the Group and lead to sustainable cost savings

## Our Ambition

**Digital transformation to position the bank for long-term growth and support cost efficiency program**

## Our Approach

- Group-wide digital vision presented by Joanne Hannaford on June 28th, 2022 Investor Deep Dive
- Robust, scalable and automated processes with a strong control focus
- Enterprise services that drive client value and reduce duplicative applications over time
- Digital, cloud-based business platforms enabling front-to-back capabilities and differentiated products
- Enterprise-scale, foundational technology capabilities to drive productivity
- Streamlined delivery via agile working practices

## The Benefits

- Digital transformation to support fundamental change and Group cost efficiency program
- Benefits beyond cost-savings include:
  - Superior client experience
  - Revenue growth
  - Lower operational risk
  - Improved employee experience

11

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Measured using adjusted operating expenses at constant 2021 FX rates

CREDIT SUISSE

 We remain focused on realizing our potential by accelerating our transformation     12    Comprehensive plan to reduce Group-wide absolute cost base to CHF <15.5 bn1 in the medium term      Ongoing strategic review to further materially pivot to Wealth Management, Swiss Bank and Asset Management  Evaluating strategic options for our market leading Securitized Products business to attract third-party capital    Transformation of our Investment Bank towards a less complex, capital-light, advisory-led and a more connected model  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Measured using adjusted operating expenses at constant 2021 FX rates

 Detailed Financials

# Group Overview

| Credit Suisse Group<br>in CHF mn | | 2Q22 | 1Q22 | 2Q21 | Δ 1Q22 | Δ 2Q21 |
|---|---|---|---|---|---|---|
| Reported | Net revenues | 3,645 | 4,412 | 5,103 | (17)% | (29)% |
| | Provision for credit losses | 64 | (110) | (25) | | |
| | Total operating expenses | 4,754 | 4,950 | 4,315 | (4)% | 10% |
| | **Pre-tax income** | **(1,173)** | **(428)** | **813** | n/m | n/m |
| | Effective tax rate | (36)% | 35% | 70% | | |
| | Net income/(loss) attributable to shareholders | (1,593) | (273) | 253 | n/m | n/m |
| | Return on tangible equity‡ | (15.0)% | (2.6)% | 2.6% | | |
| | Cost/income ratio | 130% | 112% | 85% | | |
| Adjusted | Net revenues | 3,820 | 4,582 | 5,226 | (17)% | (27)% |
| | Provision for credit losses | 64 | 45 | (95) | | |
| | Total operating expenses | 4,198 | 4,237 | 4,008 | (1)% | 5% |
| | **Pre-tax income** | **(442)** | **300** | **1,313** | n/m | n/m |

## Reported net revenues

included USD (245) mn of Leveraged Finance MtM losses and CHF (168) mn of Allfunds-related losses

## Adjusted net revenues

declined by 27%, driven by significantly lower capital markets issuance, Leveraged Finance MtM losses, reduced client activity and recurring revenues amid challenging market conditions, partially offset by stronger M&A advisory revenues and higher net interest income in Wealth Management and Swiss Bank from improved interest rates

## Reported expenses

included CHF (434) mn of major litigation provisions

## Adjusted operating expenses

up 5% YoY driven by increased investments in Wealth Management, technology, risk and compliance; down 1% QoQ with lower variable compensation expenses

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations.

14

CREDIT SUISSE

 2Q22 pre-tax loss impacted by major litigation, loss on Allfunds and restructuring expenses  15    Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Includes revaluation losses related to our investment in SIX of CHF 19 mn and loss on business sales of CHF 1 mn 2 Includes revaluation losses related to our investment in SIX of CHF 14 mn and loss on business sales of CHF 4 mn 3 Goodwill impairment of CHF 23 mn in connection with the transfer of a portion of the Wealth Management business to the Investment Bank, under the new segment structure effective January 1, 2022  Group pre-tax incomein CHF mn  1  2  3  3

# Aiming to reduce Group-wide absolute cost base to CHF <15.5 bn[1] in the medium term



Group adjusted operating expenses
at constant 2021 FX rates, in CHF bn
16.8
~16.5-17.0
~(1.0)-(1.5)
<15.5
2Q22
4.2
1Q22
4.2
1H22
Annualized
Existing
Ambition
New cost
savings target
Medium-term
Ambition

## 1H22 annualized expenses

of CHF 16.8 bn[1] in line with current guidance of CHF ~16.5-17.0 bn. These include CHF 331 mn of incremental investments relating to implementation of the Group's strategy, including increased remediation spend in Risk, Compliance and infrastructure

## Accelerating digital transformation

including the simplification of front-to-back processes, reducing manual data handling and duplication, and increasing the use of scalable cloud-based infrastructure. These initiatives as well as our broader cost efficiency program are expected to lead to a reduction of the absolute cost base to CHF <15.5 bn[1] in the medium-term. Further detail, including incremental restructuring costs, will be provided at our 3Q22 results announcement

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Measured using adjusted operating expenses at constant 2021 FX rates

16

CREDIT SUISSE

 Wealth Management & Private Banking Switzerland volumes impacted by continued adverse market movements  17  Assets under Management  Net loans  Custody assets            Regions  AuM  NNA        2Q22  1Q22  2Q22  1H22  Switzerland  220  2.1  (0.8)  1.3  EMEA  260  0.6  (3.5)  (2.9)  Asia Pacific  205  1.8  1.5  3.3  Americas  78  0.1  1.0  1.1  Total  763  4.6  (1.8)  2.8  Wealth Management & Private Banking SwitzerlandRegional volumesin CHF bn  Wealth Management & Private Banking SwitzerlandClient business volumein CHF bn  (6)%QoQ  (5)%QoQ  Market moves (49)FX impact 6Other1 (9)NNA (2)   Market moves (35)FX impact 7Other1 (16)NNA 5   Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Structural effects, including certain de-risking measures, as well as CHF 10.4 bn and CHF 7.2 bn related to the sanctions imposed in connection with Russia’s invasion of Ukraine in 1Q22 and 2Q22, respectively 2 Non-sanctioned Russia-related clients outflows   Russia-related outflows2:2Q22: CHF (1.4) bn1H22: CHF (1.9) bn

# Higher USD and EUR interest rates expected to lead to additional CHF ~1 bn[1] in Group net revenues by 2024

**Yield curves[2] have shifted higher**



4%
3%
2%
1%
-
(1)%
1Y
2Y
3Y
5Y
7Y
10Y
20Y
30Y
USD (Jun-22)
USD (Dec-21)
CHF (Jun-22)
CHF (Dec-21)
~200 bps
~150 bps
~110 bps
~80 bps

**Sensitivity of Group revenues to interest rates**

Revenue impact from realization of forward rates[3], in CHF bn



CHF
USD
EUR
~(0.2)
~0.3
~0.1
~(0.4)
~0.8
~0.4
~(0.4)
~1.0
~0.5
2022 vs. 2021
2023 vs. 2021
2024 vs. 2021

We expect higher funding costs[4] in 2022 vs. 2021 of CHF ~0.2 bn

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Under U.S. GAAP these revenues will be reflected in Group net interest income and Group trading revenues 2 Bloomberg, as of June 30, 2022 3 From realization of CHF, USD and EUR forward rates; as of June 30, 2022 4 Includes Treasury-related cost of capital instruments, long-term funding and HQLA; includes FX impact

18

CREDIT SUISSE

# Resilient CET1 capital and leverage ratios

**Risk-weighted assets** in CHF bn


273
(4)
o/w IB (5)
o/w WM, SB, AM 1
(0)
6
274
1Q22
Business impact
Model & parameter updates
FX impact 1
2Q22

| 1Q22 | | 2Q22 |
|---|---|---|
| 13.8% | **CET1 ratio** | **13.5%** |

**Leverage exposure** in CHF bn


o/w IB (13)
o/w WM, SB, AM (5)
o/w CC (6)
878
(24)
(0)
9
863
1Q22
Business reductions
HQLA
FX impact 1
2Q22

| 1Q22 | | 2Q22 |
|---|---|---|
| 4.3% | **CET1 leverage ratio** | **4.3%** |
| 6.1% | **Tier 1 leverage ratio** | **6.1%** |

## CET1 ratio down 30 bps to 13.5%

in line with guidance, notwithstanding reductions in IB RWA usage, impacted by net losses

## CET1 leverage ratio flat at 4.3%

with leverage exposure down CHF 15 bn, including USD 7 bn from Prime Services exit[2]

## USD 3.3 bn IB allocated capital reduction

achieving ambition of USD >3 bn vs. end-2020

## Parent CET1 ratio of 11.4%

vs. 11.8% at 1Q22, driven by net losses and adverse FX impact, partially offset by USD 1.2 bn capital distribution from CSSEL

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 FX impact from April to June FX rates 2 With the exception of Index Access and APAC Delta One

19

CREDIT SUISSE

# Wealth Management

## Increased NII reflects improved rates, offset by lower fees, transaction revenues and asset impairments

**Adjusted key financials**

| in CHF mn | 2Q22 | 1Q22 | 2Q21 | Δ 2Q21 |
|---|---|---|---|---|
| Net interest income | 558 | 514 | 536 | 4% |
| Recurring commissions and fees | 408 | 420 | 473 | (14)% |
| Transaction-based | 478 | 573 | 537 | (11)% |
| Net revenues | 1,444 | 1,506 | 1,547 | (7)% |
| Provision for credit losses | (11) | 24 | (24) | |
| Total operating expenses | 1,341 | 1,270 | 1,139 | 18% |
| **Adjusted PTI** | **114** | **212** | **432** | (74)% |
| Adjusted C/I ratio | 93% | 84% | 74% | |
| Adjusted RoRC† | 4% | 7% | 13% | |
| Reported PTI | (96) | (357) | 770 | n/m |
| Reported RoRC† | (3)% | (12)% | 24% | |

**Key metrics**

| in CHF bn | 2Q22 | 1Q22 | 2Q21 | Δ 2Q21 |
|---|---|---|---|---|
| Adjusted net margin in bps | 7 | 12 | 23 | (16) |
| Client business volume | 974 | 1,040 | 1,158 | (16)% |
| Net loans | 93 | 97 | 110 | (15)% |
| Net new assets | (1.4) | 4.8 | (6.5) | |
| Risk-weighted assets | 62 | 60 | 66 | (6)% |
| Leverage exposure | 235 | 233 | 241 | (3)% |
| Number of relationship managers | 1,940 | 1,940 | 1,920 | 1% |

### Adjusted PTI of CHF 114 mn

includes CHF (55) mn impairments of certain assets[1], CHF (24) mn relating to the SCFF fee waiver program and CHF (21) mn of MtM losses[2] in APAC Financing; reported PTI includes CHF (168) mn of Allfunds valuation losses

### Increased net interest income

up 4% YoY and up 9% QoQ due to higher deposit income reflecting higher interest rates, especially in USD

### Commissions and fees decline

reflecting lower AuM at broadly stable recurring margin

### Transaction-related revenues decline

as more cautious client sentiment adversely impacted brokerage and structured product fees

### Costs rise from a write-off and investments

CHF (38) mn write-off of certain IT-related assets; higher Group-wide technology, risk and compliance costs and investments in business growth including China

### Moderate net asset outflows

NNA of CHF (1.4) bn driven by outflows from EMEA and Switzerland, with inflows in APAC and Americas; 1H22 NNA of CHF 3.4 bn; continued client deleveraging

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Includes CHF (38) mn write-off of certain IT-related assets and CHF (17) mn impairment of certain third-party assets 2 2Q22 mark-to-market losses of CHF (21) mn (net of CHF 18 mn of hedges); 2Q21 included mark-to-market losses of CHF (6) mn (including CHF (4) mn of hedges)

20

CREDIT SUISSE

# Investment Bank

## Significant pre-tax loss amid extremely challenging market conditions

**Adjusted key financials**

| in USD mn | 2Q22 | 1Q22 | 2Q21 | Δ 2Q21 |
|---|---|---|---|---|
| Fixed income sales & trading | 622 | 802 | 916 | (32)% |
| Equity sales & trading[1] | 342 | 526 | 509 | (33)% |
| Capital markets | 38 | 466 | 1,000 | (96)% |
| Advisory and other fees | 190 | 221 | 139 | 37% |
| Other[2] | (42) | 5 | (5) | |
| Net revenues | 1,150 | 2,020 | 2,559 | (55)% |
| Provision for credit losses | 57 | (2) | (56) | |
| Total operating expenses | 1,953 | 2,077 | 1,952 | 0% |
| **Adjusted PTI** | **(860)** | **(55)** | **663** | n/m |
| Adjusted C/I ratio | 170% | 103% | 76% | |
| Adjusted RoRC† | (19)% | (1)% | 12% | |
| Reported PTI | (1,165) | 134 | (22) | n/m |
| Reported RoRC† | (26)% | 3% | - | |

**Key metrics**

| in USD bn | 2Q22 | 1Q22 | 2Q21 | Δ 2Q21 |
|---|---|---|---|---|
| Risk-weighted assets | 86 | 93 | 96 | (11)% |
| Leverage exposure | 349 | 364 | 409 | (15)% |

### Net revenues down 55% YoY

- Capital Markets revenues impacted by substantially lower ECM and Leveraged Finance market activity and include USD (245) mn of MtM losses in Leveraged Finance
  - Reduced non-IG underwriting portfolio to USD 5.9 bn (down 20% vs. 1Q22)
- Higher Advisory revenues from significant deal closings
- Higher GTS revenues due to strong Equity Derivatives and Macro trading driven by higher volatility partially offset by lower Emerging Markets trading and financing activity
- Fixed Income results reflect lower Emerging Markets revenues, Securitized Products trading activity vs. a strong prior year as well as reduced GCP revenues as lower primary issuance led to lower trading volumes
- Reduced[1] Equities revenues reflecting the exit of Prime Services[3]

### Higher credit provisions of USD 57 mn

reflecting an increase in both non-specific provisions, compared to a release in 2Q21, and higher specific provisions

### Operating expenses flat YoY

as reduced revenue-related costs were offset by higher Group-wide technology, risk and compliance costs

### Pre-tax loss of USD (860) mn

driven by significantly lower client activity and reduced risk appetite across businesses

### Delivery of allocated capital reductions

Released USD 3.3 bn in allocated capital vs. end 2020, with USD 0.8 bn in reductions vs. 1Q22, achieving our year-end ambition of USD >3 bn ahead of schedule; RWA down 8% QoQ and Leverage Exposure down 4% QoQ

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Excludes Archegos loss of USD 542 mn from Equity Sales & Trading revenues in 2Q21
2 Other revenues include treasury funding costs and changes in the carrying value of certain investments 3 With the exception of Index Access and APAC Delta One

21

CREDIT SUISSE

# Asset Management

## PTI adversely affected by market sell off

**Adjusted key financials**

| in CHF mn | 2Q22 | 1Q22 | 2Q21 | Δ 2Q21 |
|---|---|---|---|---|
| Management fees | 258 | 272 | 285 | (9)% |
| Perf., transaction & placement rev. | 5 | 44 | 79 | (94)% |
| Investment and partnership income | 48 | 43 | 53 | (9)% |
| Net revenues | 311 | 359 | 417 | (25)% |
| Provision for credit losses | 2 | 0 | 1 | |
| Total operating expenses | 278 | 308 | 294 | (5)% |
| **Adjusted PTI** | **31** | **51** | **122** | (75)% |
| Adjusted C/I ratio | 89% | 86% | 71% | |
| Adjusted RoRC† | 15% | 25% | 49% | |
| Reported PTI | 30 | 53 | 120 | (76)% |
| Reported RoRC† | 14% | 26% | 48% | |

**Key metrics**

| in CHF bn | 2Q22 | 1Q22 | 2Q21 | Δ 2Q21 |
|---|---|---|---|---|
| Assets under management | 427 | 462 | 471 | (9)% |
| Net new assets | (6.1) | (0.6) | 1.3 | |
| Risk-weighted assets | 9 | 8 | 10 | (16)% |
| Leverage exposure | 3 | 3 | 3 | (3)% |

### Net revenues down 25%

due to lower performance, transactions & placement revenues reflecting CHF (30) mn of investment-related losses, CHF (21) mn lower performance fees, CHF (16) mn lower placement fees and lower management fees (reflecting 9% drop in AuM)

### Operating expenses down 5%

mainly reflecting release of certain expense provisions related to the SCFF matter, partially offset by higher Group-wide technology, risk and compliance costs and increased cash accruals for compensation due to normalized deferral levels

### Pre-tax income down 75%

reflecting declining market levels, reduced client risk appetite and declining activity levels

### AuM down 9%

or CHF (44) bn, of which CHF (41) bn is due to market and FX effects

### NNA of CHF (6.1) bn

with outflows across both traditional investments and alternative investments, partially offset by inflows from investments and partnerships

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations.

22

CREDIT SUISSE

# Swiss Bank

## Solid revenues and resilient PTI

**Adjusted key financials**

| in CHF mn | 2Q22 | 1Q22 | 2Q21 | Δ 2Q21 |
|---|---|---|---|---|
| Net interest income | 595 | 576 | 578 | 3% |
| Recurring commissions and fees | 334 | 336 | 323 | 3% |
| Transaction-based | 138 | 136 | 135 | 2% |
| Net revenues[1] | 1,047 | 1,022 | 1,019 | 3% |
| Provision for credit losses | 18 | 23 | (21) | |
| Total operating expenses | 627 | 614 | 592 | 6% |
| **Adjusted PTI** | **402** | **385** | **448** | (10)% |
| Adjusted C/I ratio | 60% | 60% | 58% | |
| Adjusted RoRC† | 12% | 12% | 13% | |
| Reported PTI | 402 | 471 | 445 | (10)% |
| Reported RoRC† | 12% | 14% | 13% | |

**Key metrics**

| in CHF bn | 2Q22 | 1Q22 | 2Q21 | Δ 2Q21 |
|---|---|---|---|---|
| Adjusted net margin in bps | 28 | 26 | 31 | (3) |
| Client business volume | 826 | 871 | 877 | (6)% |
| Net loans | 162 | 163 | 165 | (2)% |
| Net new assets | (1.6) | 6.0 | 0.7 | |
| Risk-weighted assets | 72 | 70 | 71 | 1% |
| Leverage exposure | 244 | 248 | 252 | (3)% |
| Number of relationship managers | 1,680 | 1,680 | 1,670 | 1% |

### Net revenues up 3% across the board

- Net interest income up 3%, mainly driven by higher deposit income; 3Q22 net interest income expected to decrease sequentially due to lower benefits from the recent SNB increase of interest rates
- Recurring commissions and fees up 3% supported by higher revenues from improved performance in our investment in Swisscard
- Transaction-based revenues up 2% driven by increased FX fees

### Continued low provision for credit losses

at less than 5 bps of our net loans; normalized vs. 2Q21

### Operating expenses up 6%

from increased cash accruals for compensation due to normalized deferral levels, higher Group-wide technology, risk and compliance costs as well as targeted advertising and marketing campaigns

### Pre-tax income down 10%

revenue increase outweighed by provisions and costs; RoRC† at 12%

### CBV down 6% driven by markets

- Decreased assets under management due to declining markets
- NNA of CHF (1.6) bn mainly driven by CHF (1.2) bn from institutional clients
- Still robust NNA of CHF 4.4 bn in 1H22 driven by institutional clients

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Includes other revenues of CHF (20) mn in 2Q22, CHF (26) mn in 1Q22 and CHF (17) mn in 2Q21

23

CREDIT SUISSE

 Appendix

 Net and gross margins  25  Adjusted gross margin in bps  2Q22  1Q22  3Q21  2Q21  4Q21  2Q22  1Q22  3Q21  2Q21  4Q21  754  432  Average AuM in CHF bn  Adjusted pre-tax income in CHF mn  Adjusted net revenues in CHF mn  1,547  1,567  1,345  138  384  759  755  1,444  114  694  1,506  212  724  Wealth Management  2Q22  1Q22  3Q21  2Q21  4Q21  579  448  1,019  1,049  1,039  438  450  592  593  1,047  402  569  1,022  385  588  Swiss Bank  Adjusted net margin in bps  2Q22  1Q22  3Q21  2Q21  4Q21  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See later in this Appendix for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations.

# Corporate Center

## Corporate Center

| Adjusted key financials | in CHF mn | 2Q22 | 1Q22 | 2Q21 | Δ 2Q21 |
|---|---|---|---|---|---|
| | Treasury results | (155) | (254) | (116) | n/m |
| | Asset Resolution unit | 22 | 39 | (43) | n/m |
| | Other[1] | 42 | 42 | 65 | (35)% |
| | Net revenues | (91) | (173) | (94) | n/m |
| | Provision for credit losses | - | (1) | - | |
| | Total operating expenses | 74 | 125 | 202 | (63)% |
| | **Adjusted PTI** | (165) | (297) | (296) | n/m |
| | Reported PTI | (393) | (719) | (506) | n/m |

| Key metrics | in CHF bn | 2Q22 | 1Q22 | 2Q21 | Δ 2Q21 |
|---|---|---|---|---|---|
| | Total assets | 44 | 56 | 52 | (15)% |
| | Risk-weighted assets | 50 | 49 | 48 | 6% |
| | Leverage exposure | 48 | 58 | 57 | (16)% |

## ARU within Corporate Center

| Key financials | in CHF mn | 2Q22 | 1Q22 | 2Q21 | Δ 2Q21 |
|---|---|---|---|---|---|
| | Net revenues | 22 | 39 | (43) | n/m |
| | Provision for credit losses | - | (1) | - | |
| | Total operating expenses | 29 | 30 | 36 | (19)% |
| | PTI | (7) | 10 | (79) | n/m |

| Key metrics | in USD bn | 2Q22 | 1Q22 | 2Q21 | Δ 2Q21 |
|---|---|---|---|---|---|
| | Risk-weighted assets | 6 | 7 | 8 | (25)% |
| | Leverage exposure | 15 | 16 | 19 | (18)% |

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See later in this Appendix for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group's RWAs and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees

26

CREDIT SUISSE

 Leveraged Finance exposure reduced to USD 5.9 bn at end 2Q22  27      Mark-to-market losses of USD (245) mnin Leveraged Finance underwriting within the Investment Bank from less favorable market conditions  Leveraged Finance exposure1in USD bn  (42)%  NIG underwriting exposure of USD 5.9 bndown 20% vs. 1Q22 as we focus on de-risking the commitment book    1 Represents non-Investment Grade underwriting exposure

 Oil & Gas / Russia-related exposures  28  Oil & Gas exposure1in USD bn  4.2      Gross  Net2    Gross  Net2  Risk exposure    1,041  373    664  244   o/w Sovereigns    35  35    65  65   o/w Financial institutions    229  177    43  43   o/w Corporates    429  82    261  70   o/w Individuals    348  79    295  66    As at March 31, 2022    As at June 30, 2022  Russia credit exposure2in CHF mn  1 Oil & Gas net lending exposure in Corporate Bank 2 Exposure is net of specific allowances, specific provisions for credit losses and valuation adjustments

# We have a strong capital and liquidity position

**2Q22 CET1 ratio – Peers[1]**


15.2%
14.2%
14.2%
14.1%
13.6%
13.5%
12.9%
12.8%
12.4%
12.2%
11.7%
10.5%
Credit Suisse

**2Q22 Liquidity coverage ratio – Peers**


191%
161%
159%
137%
135%
134%
132%
130%
126%
116%
116%
110%
Credit Suisse

**2Q22 Tier 1 leverage ratio – Peers[2]**


6.1%
5.8%
5.7%
5.6%
5.6%
5.5%
5.4%
5.3%
5.0%
4.6%
4.3%
3.8%
Credit Suisse

**2Q22 HQLA as % of total assets – Peers**


32%
23%
23%
23%
22%
19%
19%
18%
17%
17%
16%
16%
Credit Suisse

Source: Company filings as of 1Q22 except for Credit Suisse, UBS and US banks
Note: Peers include Bank of America, Barclays, BNP, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan, Morgan Stanley, Société Générale and UBS *As of 1Q22 1 US peers reflect lower of standardized or advanced CET1 ratio 2 Supplementary Leverage Ratio for US peers

29

CREDIT SUISSE

 Exceeding both Going and Gone concern requirements  30  1 Does not include the FINMA Pillar 2 capital add-on of CHF 1.9 bn (USD 2.0 bn) relating to the supply chain finance funds matter, which equates to an additional Swiss CET1 capital ratio and Swiss CET1 leverage ratio requirement of 70 bps and 22 bps, respectively. Does not include the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital. Reflects the decrease in surcharge due to lower market share, effective 2Q22 2 As of the end of 2Q22, the rebates for resolvability and for certain tier 2 low-trigger instruments for the capital ratios were 2.937% and 0.438%, respectively. The rebates for resolvability and for certain tier 2 low-trigger instruments for leverage ratios were 1.031% and 0.140%, respectively. Net of these rebates, the gone concern ratio for capital and leverage were 10.565% and 3.704%, respectively. 3 Based on end 2Q22 Swiss risk-weighted assets of CHF 275 bn 4 Based on end 2Q22 leverage exposure of CHF 863 bn 5 BIS CET1 capital ratio and BIS CET1 leverage ratio 2024 aspirations  Total loss-absorbing capacity as of end of 2Q22 in CHF bn  Swiss CET1  Gone concern capital  AT1    Going concern capital  Leverage ratio4  Capital ratio3  28.6%2  2  10.0%2  2  96.9  35.2%  11.2%  Swiss capital requirements1  Swiss leverage requirements1  >14%5 pre-Basel 3 reform      2024 aspiration  ~4.5%5  2024 aspiration  13-14%    Near-term aspiration  27.9%2  9.8%2  Credit Suisse  Credit Suisse  Credit Suisse

# Currency mix & Group capital metrics

## Adjusted Credit Suisse Group results

| | | 2Q22 LTM in CHF mn | CHF | USD | EUR | GBP | Other |
|---|---|---|---|---|---|---|---|
| | | | Contribution | | | | |
| Group | Net revenues | 18,290 | 31% | 43% | 11% | 4% | 11% |
| | Total expenses[1] | 16,742 | 31% | 34% | 6% | 10% | 19% |
| Wealth Management | Net revenues | 5,862 | 15% | 49% | 16% | 4% | 16% |
| | Total expenses[1] | 5,014 | 32% | 21% | 10% | 7% | 30% |
| Investment Bank | Net revenues | 7,134 | 5% | 64% | 11% | 6% | 14% |
| | Total expenses[1] | 7,569 | 6% | 53% | 5% | 15% | 21% |
| Swiss Bank | Net revenues | 4,157 | 91% | 2% | 5% | 1% | 2% |
| | Total expenses[1] | 2,482 | 91% | 2% | 2% | 1% | 4% |
| Asset Management | Net revenues | 1,474 | 49% | 38% | 9% | 1% | 3% |
| | Total expenses[1] | 1,168 | 43% | 37% | 7% | 8% | 5% |

## Sensitivity analysis on Group results[2]

Applying a +/- 10% movement on the average FX rates for 2Q22 LTM, the sensitivities are:

- USD/CHF impact on 2Q22 LTM pre-tax income by CHF +220 / (220) mn
- EUR/CHF impact on 1Q22 LTM pre-tax income by CHF +104 / (104) mn

## Currency mix capital metric[3]



12%
7%
7%
6%
6%
12%
16%
18%
33%
CHF
72%
68%
42%
USD
CET1 capital[4]
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **+4.1 bps / (4.7) bps impact** on the **BIS CET1 ratio**

1 Total expenses include provisions for credit losses 2 Sensitivity analysis based on adjusted numbers and on weighted average exchange rates of USD/CHF of 0.92 and EUR/CHF of 1.04 for 2Q22 LTM results 3 Data based on June 2022 month-end currency mix 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

31

CREDIT SUISSE

Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

# Reconciliation of adjustment items (1/3)

| Group in CHF mn | 2Q22 | 1Q22 | 4Q21 | 3Q21 | 2Q21 |
|---|---|---|---|---|---|
| **Net revenues** | **3,645** | **4,412** | **4,582** | **5,437** | **5,103** |
| Real estate (gains)/losses | (13) | (164) | (224) | (4) | (4) |
| (Gains)/losses on business sales | 1 | 3 | (13) | 42 | - |
| Major litigation recovery | - | - | - | - | (49) |
| Valuation adjustment related to major litigation | - | - | - | 69 | - |
| (Gain)/loss on equity investment in Allfunds Group | 168 | 353 | (31) | (130) | (317) |
| (Gain)/loss on equity investment in SIX Group AG | 19 | (5) | 70 | - | - |
| Impairment on York Capital Management | - | - | - | 113 | - |
| Archegos | - | (17) | - | (23) | 493 |
| **Adjusted net revenues** | **3,820** | **4,582** | **4,384** | **5,504** | **5,226** |
| **Provision for credit losses** | **64** | **(110)** | **(20)** | **(144)** | **(25)** |
| Archegos | - | 155 | 5 | 188 | (70) |
| **Adjusted provision for credit losses** | **64** | **45** | **(15)** | **44** | **(95)** |
| **Total operating expenses** | **4,754** | **4,950** | **6,266** | **4,573** | **4,315** |
| Goodwill impairment | (23) | - | (1,623) | - | - |
| Restructuring expenses | (80) | (46) | (33) | - | (45) |
| Major litigation provisions | (434) | (653) | (514) | (495) | (208) |
| Expenses related to real estate disposals | (6) | (3) | (11) | (3) | (4) |
| Expenses related to equity investment in Allfunds Group | - | - | - | (1) | (19) |
| Archegos | (13) | (11) | (14) | 24 | (31) |
| **Adjusted total operating expenses** | **4,198** | **4,237** | **4,071** | **4,098** | **4,008** |
| **Income/(loss) before taxes** | **(1,173)** | **(428)** | **(1,664)** | **1,008** | **813** |
| **Adjusted income/(loss) before taxes** | **(442)** | **300** | **328** | **1,362** | **1,313** |

| Group operating expenses in CHF mn | 2Q22 | 1Q22 |
|---|---|---|
| **Total reported operating expenses** | **4,754** | **4,950** |
| Goodwill impairment | (23) | - |
| Restructuring expenses | (80) | (46) |
| Major litigation provisions | (434) | (653) |
| Expenses related to real estate disposals | (6) | (3) |
| Archegos | (13) | (11) |
| **Total adjusted operating expenses** | **4,198** | **4,237** |
| FX impact | 31 | (10) |
| **Total adjusted operating expenses at FXC[1]** | **4,167** | **4,247** |

1 At constant 2021 FX rates

| Wealth Management in CHF mn | 2Q22 | 1Q22 | 4Q21 | 3Q21 | 2Q21 |
|---|---|---|---|---|---|
| **Net revenues** | **1,266** | **1,177** | **1,377** | **1,656** | **1,913** |
| Real estate (gains)/losses | - | (25) | (19) | - | - |
| (Gains)/losses on business sales | 1 | 3 | (17) | 41 | - |
| Major litigation recovery | - | - | - | - | (49) |
| (Gain)/loss on equity investment in Allfunds Group | 168 | 353 | (31) | (130) | (317) |
| (Gain)/loss on equity investment in SIX Group AG | 9 | (2) | 35 | - | - |
| **Adjusted net revenues** | **1,444** | **1,506** | **1,345** | **1,567** | **1,547** |
| **Provision for credit losses** | **(11)** | **24** | **(7)** | **18** | **(24)** |
| **Total operating expenses** | **1,373** | **1,510** | **1,227** | **1,236** | **1,167** |
| Restructuring expenses | (15) | (10) | (7) | - | (9) |
| Major litigation provisions | (16) | (230) | (3) | (70) | - |
| Expenses related to real estate disposals | (1) | - | (3) | - | - |
| Expenses related to equity investment in Allfunds Group | - | - | - | (1) | (19) |
| **Adjusted total operating expenses** | **1,341** | **1,270** | **1,214** | **1,165** | **1,139** |
| **Income/(loss) before taxes** | **(96)** | **(357)** | **157** | **402** | **770** |
| **Adjusted income/(loss) before taxes** | **114** | **212** | **138** | **384** | **432** |

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CREDIT SUISSE

Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

# Reconciliation of adjustment items (2/3)

| Investment Bank in USD mn | 2Q22 | 1Q22 | 2Q21 |
|---|---|---|---|
| **Net revenues** | **1,150** | **2,096** | **2,017** |
| Real estate (gains)/losses | - | (57) | - |
| Archegos | - | (19) | 542 |
| **Adjusted net revenues** | **1,150** | **2,020** | **2,559** |
| **Provision for credit losses** | **57** | **(169)** | **21** |
| Archegos | - | 167 | (77) |
| **Adjusted provision for credit losses** | **57** | **(2)** | **(56)** |
| **Total operating expenses** | **2,258** | **2,131** | **2,018** |
| Goodwill impairment | (24) | - | - |
| Restructuring expenses | (63) | (39) | (32) |
| Major litigation provisions | (200) | - | - |
| Expenses related to real estate disposals | (4) | (3) | - |
| Archegos | (14) | (12) | (34) |
| **Adjusted total operating expenses** | **1,953** | **2,077** | **1,952** |
| **Income/(loss) before taxes** | **(1,165)** | **134** | **(22)** |
| **Adjusted income/(loss) before taxes** | **(860)** | **(55)** | **663** |

| Investment Bank in CHF mn | 2Q22 | 1Q22 | 4Q21 | 3Q21 |
|---|---|---|---|---|
| **Net revenues** | **1,109** | **1,938** | **1,666** | **2,514** |
| Real estate (gains)/losses | - | (53) | - | - |
| Archegos | - | (17) | - | (23) |
| **Adjusted net revenues** | **1,109** | **1,868** | **1,666** | **2,491** |
| **Provision for credit losses** | **55** | **(156)** | **(7)** | **(168)** |
| Archegos | - | 155 | 5 | 188 |
| **Adjusted provision for credit losses** | **55** | **(1)** | **(2)** | **20** |
| **Total operating expenses** | **2,170** | **1,970** | **3,661** | **1,841** |
| Goodwill impairment | (23) | - | (1,623) | - |
| Restructuring expenses | (60) | (36) | (25) | - |
| Major litigation provisions | (191) | - | (149) | - |
| Expenses related to real estate disposals | (5) | (3) | (8) | (3) |
| Archegos | (13) | (11) | (19) | 24 |
| **Adjusted total operating expenses** | **1,878** | **1,920** | **1,837** | **1,862** |
| **Income/(loss) before taxes** | **(1,116)** | **124** | **(1,988)** | **841** |
| **Adjusted income/(loss) before taxes** | **(824)** | **(51)** | **(169)** | **609** |

| Swiss Bank in CHF mn | 2Q22 | 1Q22 | 4Q21 | 3Q21 | 2Q21 |
|---|---|---|---|---|---|
| **Net revenues** | **1,050** | **1,109** | **1,209** | **1,053** | **1,023** |
| Real estate (gains)/losses | (13) | (84) | (205) | (4) | (4) |
| (Gain)/loss on equity investment in SIX Group AG | 10 | (3) | 35 | - | - |
| **Adjusted net revenues** | **1,047** | **1,022** | **1,039** | **1,049** | **1,019** |
| **Provision for credit losses** | **18** | **23** | **(4)** | **3** | **(21)** |
| **Total operating expenses** | **630** | **615** | **606** | **596** | **599** |
| Restructuring expenses | (3) | (1) | (1) | - | (3) |
| Expenses related to real estate disposals | - | - | - | - | (4) |
| **Adjusted total operating expenses** | **627** | **614** | **605** | **596** | **592** |
| **Income/(loss) before taxes** | **402** | **471** | **607** | **454** | **445** |
| **Adjusted income/(loss) before taxes** | **402** | **385** | **438** | **450** | **448** |

33

CREDIT SUISSE

Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

# Reconciliation of adjustment items (3/3)

| Asset Management in CHF mn | 2Q22 | 1Q22 | 4Q21 | 3Q21 | 2Q21 |
|---|---|---|---|---|---|
| **Net revenues** | 311 | 361 | 399 | 292 | 417 |
| Real estate (gains)/losses | - | (2) | - | - | - |
| Impairment on York Capital Management | - | - | - | 113 | - |
| **Adjusted net revenues** | 311 | 359 | 399 | 405 | 417 |
| **Provision for credit losses** | 2 | - | (2) | 1 | 1 |
| **Total operating expenses** | 279 | 308 | 308 | 273 | 296 |
| Restructuring expenses | (1) | - | - | - | (2) |
| **Adjusted total operating expenses** | 278 | 308 | 308 | 273 | 294 |
| **Income/(loss) before taxes** | 30 | 53 | 93 | 18 | 120 |
| **Adjusted income/(loss) before taxes** | 31 | 51 | 93 | 131 | 122 |

| Corporate Center in CHF mn | 2Q22 | 1Q22 | 2Q21 |
|---|---|---|---|
| **Net revenues** | (91) | (173) | (94) |
| **Adjusted net revenues** | (91) | (173) | (94) |
| **Provision for credit losses** | - | (1) | - |
| **Total operating expenses** | 302 | 547 | 412 |
| Restructuring expenses | (1) | 1 | (2) |
| Major litigation provisions | (227) | (423) | (208) |
| **Adjusted total operating expenses** | 74 | 125 | 202 |
| **Income/(loss) before taxes** | (393) | (719) | (506) |
| **Adjusted income/(loss) before taxes** | (165) | (297) | (296) |

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CREDIT SUISSE

# Notes

## General notes

- Throughout this presentation and the 2Q22 Results presentation rounding differences may occur
- Unless otherwise stated, all financial numbers presented and discussed are adjusted. Results excluding certain items included in our reported results are non-GAAP financial measures. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified
- Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of July 27, 2022. Actual results may differ
- Our absolute cost base ambition is measured using adjusted operating expenses at constant 2021 FX rates
- Unless otherwise noted, all **CET1 capital, CET1 ratio, CET1 leverage ratio, Tier 1 leverage ratio, risk-weighted assets** and **leverage exposure** figures shown in these presentations are as of the end of the respective period and, for periods prior to 2019, on a "look-through" basis
- Gross and net margins are shown in basis points; gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Adjusted net margin excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology
- Mandates reflect advisory and discretionary mandate volumes
- Mandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business
- Parent means Credit Suisse AG on a standalone basis. All CET1 capital and CET1 ratio figures shown in these presentations for Parent are Swiss capital metrics
- Client Business Volume includes assets under management, custody assets and net loans
- Custody assets includes assets under custody and commercial assets

## Specific notes

† Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.

‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet.

For end-2Q21, tangible shareholders' equity excluded goodwill of CHF 4,588 mn and other intangible assets of CHF 245 mn from total shareholders' equity of CHF 43,580 mn as presented in our balance sheet.
For end-1Q22, tangible shareholders' equity excluded goodwill of CHF 2,931 mn and other intangible assets of CHF 307 mn from total shareholders' equity of CHF 44,442 mn as presented in our balance sheet.
For end-2Q22, tangible shareholders' equity excluded goodwill of CHF 2,974 mn and other intangible assets of CHF 340 mn from total shareholders' equity of CHF 45,842 mn as presented in our balance sheet.

Our ambition to release USD >3 bn of capital from the Investment Bank over 2021-2022 and our ambition to invest CHF ~3 bn of capital in Wealth Management over 2021-2024 is based on an average of 13.5% risk-weighted assets and 4.25% leverage exposure.

## Abbreviations

AFG = APAC Financing Group; AM = Asset Management; APAC = Asia Pacific; ARU = Asset Resolution Unit; AuM = Assets under Management; BCG = Boston Consulting Group; BIS = Bank of International Settlements; bps = basis points; CBV = Client Business Volume; CC = Corporate Center; CET1 = Common Equity Tier 1; CFTC = Commodity Futures Trading Commission; CHF = Swiss Franc; CLO = Collateralized Loan Obligations; CSSEL = Credit Suisse Securities (Europe) Limited; CTOO = Chief Technology and Operations Officer; C/I = cost income ratio; DCM = Debt Capital Markets; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East and Africa; EUR = Euro; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; GAAP = Generally Accepted Accounting Principles; GCP = Global Credit Products; GM = Global Markets; GTS = Global Trading Solutions; HY = High Yield; HQLA = High-quality Liquid Assets; IB = Investment Bank; IBCM = Investment Banking Capital Markets; IG = Investment Grade; ICBCCS = Industrial and Commercial Bank of China Credit Suisse; IT = Information Technology; JV = Joint Venture; LE = Leverage exposure; LFCM = Leveraged Finance Capital Markets; LevFin = Leveraged Finance; LTM = Last twelve months; M&A = Mergers & Acquisitions; MtM = Mark-to-market; NIG = Non-investment Grade; NII = Net interest income; NNA = Net New Assets; PB = Private Banking PCL = provision for credit losses; PTI = Pre-tax income; QoQ = Quarter on Quarter; rev. = revenues; rhs = right hand side; RM = Relationship Manager; RMBS = Residential Mortgage-backed Securities; RoRC = Return on Regulatory Capital; RWA = Risk-weighted assets; SB = Swiss Bank; SCFF = Supply Chain Finance Funds; SEC = Securities and Exchange Commission; SME = Small and Medium Enterprises; SMI = Swiss Market Index; SNB = Swiss National Bank; SP = Securitized Products; SRU = Strategic Resolution Unit; UHNW = Ultra High Net Worth; USD = United States Dollar; vs. = versus; WM = Wealth Management; YoY = Year on year; YTD = Year-to-Date

35

CREDIT SUISSE

Footnotes are an integral part of this presentation. See slides • in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.   36

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)
Date: July 27, 2022
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer